

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Rod A. Smith
President
Vault America, Inc.
629 E. Quality Drive, Suite 103
American Fork, Utah 84003

> **Re:**   **Vault America, Inc.**
> **Form 8-K**
> **Filed March 6, 2012**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2012**
> **Filed March 13, 2012**
> **File No. 333-74928**

Dear Mr. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Andrea Cataneo
       Sichenzia Ross Friedman Ference, LLP